UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2021

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, we were offering up to $50.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Company is currently utilizing this increased offering amount in its current Offering. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $124.8 million and $124.1 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and the $950,000 and $365,000 received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,689,000 and 11,629,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2021, approximately $15,000 of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering. Most recently, the Company qualified approximately $53.8 million of additional common shares for sale pursuant to Regulation A on July 22, 2021. Refer to “Recent Developments” for further information.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.18	Form 1-U
March 31, 2018	$10.26	Form 1-U
June 30, 2018	$10.51	Form 1-U
September 30, 2018	$10.65	Form 1-U
December 31, 2018	$10.65	Form 1-U
March 31, 2019	$10.82	Form 1-U
June 30, 2019	$10.87	Form 1-U
October 1, 2019	$10.91	Form 1-U
December 31, 2019	$11.31	Form 1-U
March 31, 2020	$11.24	Form 1-U
June 30, 2020	$11.51	Form 1-U
September 30, 2020	$11.66	Form 1-U
December 31, 2020	$11.96	Form 1-U
March 31, 2021	$12.05	Form 1-U
June 30, 2021	$12.68	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On January 12, 2017, we paid our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
11/01/2016 - 11/30/2016	0.0008219178	10/26/2016	01/12/2017	3.00%	Form 1-U
12/01/2016 - 12/31/2016	0.0013698630	11/30/2016	01/12/2017	5.00%	Form 1-U
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 - 06/30/2017	0.0023972603	03/21/2017	07/11/2017	8.75%	Form 1-U
07/01/2017 - 09/30/2017	0.0023972603	06/26/2017	10/09/2017	8.75%	Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/27/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 - 05/31/2018	0.0019178082	04/30/2018	07/09/2018	7.00%	Form 1-U
06/01/2018 - 06/30/2018	0.0019178082	05/29/2018	07/09/2018	7.00%	Form 1-U
07/01/2018 - 07/31/2018	0.0019178082	06/28/2018	10/08/2018	7.00%	Form 1-U
08/01/2018 - 08/31/2018	0.0021917808	07/27/2018	10/08/2018	8.00%	Form 1-U
09/01/2018 - 09/30/2018	0.0021917808	08/24/2018	10/08/2018	8.00%	Form 1-U
10/01/2018 - 10/31/2018	0.0021917808	09/26/2018	01/07/2019	8.00%	Form 1-U
11/01/2018 - 11/30/2018	0.0021917808	10/29/2018	01/07/2019	8.00%	Form 1-U
12/01/2018 - 12/31/2018	0.0020547945	11/29/2018	01/07/2019	7.50%	Form 1-U
01/01/2019 - 01/31/2019	0.0017808219	12/27/2018	04/08/2019	6.50%	Form 1-U
02/01/2019 - 02/28/2019	0.0019178082	01/30/2019	04/08/2019	7.00%	Form 1-U
03/01/2019 - 03/31/2019	0.0023287671	02/28/2019	04/08/2019	8.50%	Form 1-U
04/01/2019 - 04/30/2019	0.0020547945	03/28/2019	07/11/2019	7.50%	Form 1-U
05/01/2019 - 05/31/2019	0.0020547945	04/30/2019	07/11/2019	7.50%	Form 1-U
06/01/2019 - 06/30/2019	0.0020547945	05/30/2019	07/11/2019	7.50%	Form 1-U
07/01/2019 - 07/31/2019	0.0020547945	06/28/2019	10/09/2019	7.50%	Form 1-U
08/01/2019 - 08/31/2019	0.0019178082	07/30/2019	10/09/2019	7.00%	Form 1-U
09/01/2019 - 10/01/2019	0.0019178082	08/29/2019	10/09/2019	7.00%	Form 1-U
10/02/2019 - 10/31/2019	0.0020547945	10/01/2019	01/13/2020	7.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0017808219	10/31/2019	01/13/2020	6.50%	Form 1-U
12/01/2019 - 12/31/2019	0.0023287671	11/26/2019	01/13/2020	8.50%	Form 1-U
01/01/2020 - 01/31/2020	0.0020547945	12/23/2019	04/09/2020	7.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0019863014	01/29/2020	04/09/2020	7.25%	Form 1-U
03/01/2020 - 03/31/2020	0.0023287671	02/26/2020	04/09/2020	8.50%	Form 1-U
04/01/2020 - 04/30/2020	0.0013698630	03/30/2020	07/09/2020	5.00%	Form 1-U
05/01/2020 - 05/31/2020	0.0006849315	04/29/2020	07/09/2020	2.50%	Form 1-U
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	0.00%	N/A
07/01/2020 - 07/31/2020	0.0013698630	06/29/2020	10/08/2020	5.00%	Form 1-U
08/01/2020 - 08/31/2020	0.0016438356	07/30/2020	10/08/2020	6.00%	Form 1-U
09/01/2020 – 10/01/2020	0.0017808219	08/28/2020	10/08/2020	6.50%	Form 1-U
11/01/2020 – 11/30/2020	0.0016438356	10/29/2020	01/12/2021	6.00%	Form 1-U
12/01/2020 – 12/31/2020	0.0016438356	11/25/2020	01/12/2021	6.00%	Form 1-U
01/01/2021 – 01/31/2021	0.0012328767	12/29/2020	04/13/2021	4.50%	Form 1-U
02/01/2021 – 02/28/2021	0.0012328767	01/28/2021	04/13/2021	4.50%	Form 1-U
03/01/2021 – 03/31/2021	0.0013698630	02/25/2021	04/13/2021	5.00%	Form 1-U
04/01/2021 – 04/30/2021	0.0013698630	03/30/2021	07/13/2021	5.00%	Form 1-U
05/01/2021 – 05/31/2021	0.0010958904	04/29/2021	07/13/2021	4.00%	Form 1-U
06/01/2021 – 06/30/2021	0.0013698630	05/28/2021	07/13/2021	5.00%	Form 1-U
07/01/2021 – 07/31/2021	0.0014383562	06/29/2021	10/21/2021	5.25%	Form 1-U
08/01/2021 – 08/31/2021	0.0013698630	07/28/2021	10/21/2021	4.00%	Form 1-U
09/01/2021 – 10/01/2021	0.0008219178	08/27/2021	10/21/2021	3.00%	Form 1-U
Weighted Average	0.0018354715 (3)			6.70%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through October 1, 2021.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 2,193,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value.  If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Real Estate Held for Improvement

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors.  Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches.  These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments, as well as cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we substantially commenced operations. For the six months ended June 30, 2021 and 2020, we had total net income of approximately $1.2 million and $1.5 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $1.4 million and $1.9 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of two preferred equity investments classified as real estate debt investments during the six months ended June 30, 2021.

Rental Revenue

For the six months ended June 30, 2021 and 2020, we earned rental revenue of approximately $0 and $116,000 respectively, from the operations of properties held for improvement. The decrease in rental revenue is due to the lease termination of tenants on our first consolidated pre-development stage real estate property acquired in January 2020.

Expenses

Asset Management Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $514,000 and $402,000, respectively. The increase in asset management fees is directly related to an increase in NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall increase in NAV is attributable to additional capital raised through our Offerings and the appreciation of certain real estate investments.

General and Administrative

For the six months ended June 30, 2021 and 2020, we incurred general and administrative expenses of approximately $141,000 and $135,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to higher professional fees associated with the Company’s growing asset portfolio and investor base.

Other Income (Expenses)

Equity in Earnings

For the six months ended June 30, 2021 and 2020, we had equity in earnings of approximately $517,000 and $35,000 from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to increased operating performance from our equity method investments and the acquisition of one equity method investment during the six months ended June 30, 2021.

 Interest Expense – Related Party

For the six months ended June 30, 2021 and 2020, we incurred interest expense of approximately $47,000 and $5,000, respectively. The increase in interest expense is directly related two loans received from National Lending, LLC (“National Lending”) during the six months ended June 30, 2021. See Note 8, Related Party Arrangements, for further information.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Element Charlotte Senior Loan(6)	Charlotte, NC	Multifamily	03/26/2018	11.0%	03/22/2020	$6,575,815	78.0%	82.3%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On January 15, 2020, the outstanding principal and interest on the Element Charlotte Senior Loan was repaid in full.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1- U)
Sandtown Controlled Subsidiary(9)	Atlanta, GA	Multifamily	11/21/2016	12.5%	07/02/2022	$5,000,000	87.0%	82.0%	Initial	Update
RSE TWO Controlled Subsidiary	Indian Land, SC	Multifamily	08/30/2017	13.0%	08/30/2021	$6,000,000	-	76.8%	Initial	N/A
RSE Waypoint Controlled Subsidiary(6)	Odessa, FL	Multifamily	10/30/2017	11.0%	10/30/2020	$5,670,000	-	68.0%	Initial	Update
Valor 19th St Controlled Subsidiary(7)	Washington, DC	Multifamily	11/30/2017	17.0%	10/26/2025	$270,000	96.7%	-	Initial	Update
RSE GJ Controlled Subsidiary	Atlanta, GA	Multifamily	05/01/2018	11.5%	05/01/2023	$5,000,000	-	80.7%	Initial	N/A
RSE Waypoint Hackensack Controlled Subsidiary	Hackensack, NJ	Multifamily	08/16/2018	11.3%	02/16/2022	$3,750,000	-	73.6%	Initial	N/A
Harbour Island Controlled Subsidiary(8)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$4,000,000	85.0%	-	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(6)	On September 18, 2020, the Waypoint Starkey Controlled Subsidiary redeemed the East Coast eREIT Waypoint Starkey Investment in full.

(7)	On November 9, 2020, we received payment in full satisfaction of the Valor 19th St Investment outstanding principal, plus accrued interest.

(8)	On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the Harbour Island Investment in full.
(9)	On April 26, 2021, the Sandtown Controlled Subsidiary redeemed the Sandtown Investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	N/A
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	N/A
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	N/A
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	N/A
7980 Tar Bay Controlled Subsidiary	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) and Co-Investment Arrangements in exchange for ownership interests. See Note 8,, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property and Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary (1)	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial

(1)	The E66 Controlled Subsidiary is the sole real estate asset held for improvement as of June 30, 2021.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $114.1 million for twelve investments and had approximately $5.7 million in cash and cash equivalents. As of June 30, 2021, we anticipate that proceeds from our Offering and cash on hand will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt (inclusive of accrued interest) of approximately $0 and $20.0 million as of September 22, 2021 and June 30, 2021, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression in 2020, the global economy is experiencing a resounding rebound with the International Monetary Fund  (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

The significant majority of the Company’s investments are in stabilized rental property, apartment development, and industrial serving last mile ecommerce. Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2021 (through September 22, 2021):

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Mezza Controlled Subsidiary(2)(3)	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On July 2, 2021, Berkadia Commercial Mortgage LLC provided a $12,876,000 supplemental loan (the “Eastport Supplemental Loan”) with a 4.20% fixed interest rate, bringing, the combined loan balance to $52,531,000 and the combined loan-to-value ratio based on a third party appraisal to approximately 65.0%.
(3)	On July 23, 2021, the Mezza Controlled Subsidiary received a corresponding cash distribution of approximately $7,296,000, representing our pro rata share of proceeds from the Eastport Supplement Loan.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date (1)	Total Commitment (2)	Overview (Form 1-U)
RSE TWO Controlled Subsidiary (3)	Indian Land, SC	Multifamily	08/30/2017	08/30/2022	$6,000,000	Initial Update
RSE GJ Controlled Subsidiary (4)	Atlanta, GA	Multifamily	05/01/2018	05/01/2023	$5,000,000	Initial Update
RSE Waypoint Hackensack Controlled Subsidiary(5)	Hackensack, NJ	Multifamily	08/16/2018	02/16/2022	$3,750,000	Initial Update

(1)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(2)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(3)	On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed our investment in full.
(4)	On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed our investment in full.
(5)	On July 29, 2021, the RSE Waypoint Hackensack Controlled Subsidiary redeemed our investment in full.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $12.68 due to a change in NAV. More information can be found here.
Additional Contribution to National Lending	07/15/2021	On July 15, 2021, the Company made an additional contribution of approximately $82,000 to National Lending, bringing its total contributions to approximately $6.0 million.
Offering Circular	07/22/2021	On July 22, 2021, we qualified $53,814,427 in our common shares to the public at $12.68 per share, the value of the shares available to be offered as of June 16, 2021 out of the rolling 12-month maximum offering amount of $75.0 million in our common shares. More information can be found here.
Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.
Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0008219178 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.
Payoff of National Lending Notes	09/09/2021	On September 9, 2021, the Company fully repaid two outstanding promissory notes to National Lending, including $10.0 million of principal and approximately $152,000 of accrued interest.
Status of our Offering	09/22/2021	As of September 22, 2021, we had raised total gross offering proceeds of approximately $142.1 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,056,000 of our common shares.

Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

INDEX  TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$5,698	$14,639
Other assets	14	16
Real estate debt investments	19,693	26,877
Investments in equity method investees	70,972	43,058
Investments in real estate held for improvement	17,424	15,935
Total Assets	$113,801	$100,525

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$393	$153
Due to related party	266	258
Settling subscriptions	-	25
Redemptions payable	2,755	2,901
Distributions payable	1,547	1,871
Rental security deposits and other liabilities	1	1
Deferred interest revenue	28	141
Note payable - related party	20,047	211
Total Liabilities	25,037	5,561

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 11,689,108 and 11,628,822 shares issued and 9,496,464 and 9,929,922 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	99,469	104,569
Retained Earnings (Accumulated deficit)	(10,705)	(9,605)
Total Members’ Equity	88,764	94,964
Total Liabilities and Members’ Equity	$113,801	$100,525

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Interest revenue	$1,398	$1,909
Rental revenue	-	116
Other revenue	3	8
Total revenue	1,401	2,033

Expenses
Depreciation and amortization	-	14
Asset management fees – related party	514	402
General and administrative expenses	141	135
Total expenses	655	551

Other income (expenses)
Equity in earnings	517	35
Interest expense - related party	(47)	(5)
Total other income (expenses)	470	30

Net income	$1,216	$1,512

Net income per basic and diluted common share	$0.12	$0.17
Weighted average number of common shares outstanding, basic and diluted	9,838,334	8,780,324

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2020(*)	9,929,922	$104,569	$(9,605)	$94,964
Proceeds from issuance of common shares	60,286	720	-	720
Offering costs	-	(46)	-	(46)
Distributions declared on common shares	-	-	(2,316)	(2,316)
Redemptions of common shares	(493,744)	(5,774)	-	(5,774)
Net income	-	-	1,216	1,216
June 30, 2021 (unaudited)	9,496,464	$99,469	$(10,705)	$88,764

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019(*)	7,707,837	$78,988	$(6,409)	$72,579
Proceeds from issuance of common shares	1,358,250	15,339	-	15,339
Offering costs	-	(83)	-	(83)
Distributions declared on common shares	-	-	(2,110)	(2,110)
Redemptions of common shares	(497,891)	(5,429)	-	(5,429)
Net income	-	-	1,512	1,512
June 30, 2020 (unaudited)	8,568,196	$88,815	$(7,007)	$81,808

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,216	$1,512
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	-	14
Amortization of above-market leases	-	66
Equity in (earnings) losses	(517)	(35)
Interest revenue received in kind	(841)	(1,069)
Return on investment from equity method investees	239	368
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	-	192
Net (increase) decrease in other assets	2	(22)
Net increase (decrease) in accounts payable and accrued expenses	(28)	19
Net increase (decrease) in due to related party	55	50
Net increase (decrease) in rental security deposits and other liabilities	-	10
Net increase (decrease) in deferred interest revenue	(113)	(325)
Net cash provided by (used in) operating activities	13	780
INVESTING ACTIVITIES:
Repayment of real estate debt investments	8,025	515
Investment in equity method investees	(29,382)	(4,923)
Return of investment from equity method investees	1,746	832
Investment in real estate held for improvement	-	(15,738)
Improvements of real estate held for improvement	(1,237)	(186)
Net cash provided by (used in) investing activities	(20,848)	(19,500)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	695	15,205
Redemptions paid	(5,920)	(1,314)
Distributions paid	(2,640)	(3,015)
Proceeds from note payable – related party	20,000	21,600
Repayment of note payable – related party	(211)	(9,000)
Offering costs paid	(30)	(25)
Net cash provided by (used in) financing activities	11,894	23,451

Net increase (decrease) in cash and cash equivalents	(8,941)	4,731
Cash and cash equivalents, beginning of period	14,639	3,507
Cash and cash equivalents, end of period	$5,698	$8,238

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$-	$99
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$252	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid – related party note	$1	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to continue operating in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of June 30, 2021 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $53.8 million of shares on July 22, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company has net common shares outstanding of approximately 9,496,000 and 9,930,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020 the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $124.8 million and $124.1 million, respectively, and the total amount of settling subscriptions was approximately $0 and $25,000, respectively. These amounts were offered at a $12.05 and $11.66 per share price, respectively.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and 2020, approximately $0 and $99,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited consolidated financial statements. These consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017. As of June 30, 2021 and December 31, 2020, the Company had reimbursed the Manager cumulative amounts of approximately $962,000. As such, no organizational and offering costs remained payable as of June 30, 2021 and December 31, 2020.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $46,000 and $126,000, respectively. As of June 30, 2021 and December 31, 2020, $16,000 and $0 were payable, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is. Other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties.

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions. We may also capitalize costs incurred after a property is placed in-service if we decide to change the intended use of the property or substantially improve the condition (“post-acquisition capitalized improvements”). Post-acquisition capitalized improvements may include architectural design services, permits, land surveys, or other consultant fees.

At the time in which real estate investments are reclassified on the consolidated balance sheets from Investments in real estate held for improvement to Investments in rental real estate properties, net; the costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2021 and 2020, no such impairment occurred.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2021 and 2020, we did not have any TDRs. As of June 30, 2021 and December 31, 2020, no real estate debt investments were considered impaired. During the six months ended June 30, 2021 and 2020, no impairment losses were recorded related to real estate debt investments.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces the deferred interest revenue until such time that the deferred interest revenue is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

The tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is generally recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 was originally effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard is now effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases, addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time . We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other Assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Real Estate Debt Investments

As of June 30, 2021 and December 31, 2020, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$26,877	$33,238
Investments(1)	-	-
Interest revenue received in kind	841	1,069
Principal repayments(2)	(8,025)	(7,430)
Ending balance	$19,693	$26,877

(1)	There were no new investments during the six months ended June 30, 2021 and year ended December 31, 2020.

(2)	The principal repayments as of June 30, 2021 include full repayment of two preferred equity investments. The principal repayments as of December 31, 2020 include full repayment of one senior debt instrument, two preferred equity investments, and partial repayment of one preferred equity investment during the year ended December 31, 2020.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable by related real estate debt investments upon maturity. Interest revenue received in kind is presented grouped with Real estate debt investments in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	3	$19,693	$-	$19,693
Balance as of June 30, 2021	3	$19,693	$-	$19,693

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	5	$26,877	$-	$26,877
Balance as of December 31, 2020	5	$26,877	$-	$26,877

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	3	$12,975	$6,718	$-	$-
Balance as of June 30, 2021	3	$12,975	$6,718	$-	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	5	$8,074	$15,778	$3,025	$-
Balance as of December 31, 2020	5	$8,074	$15,778	$3,025	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$43,058	$39,431
New investments in equity method investees	29,382	6,156
Distributions received	(1,985)	(2,181)
Equity in earnings (losses) of equity method investees	517	(348)
Ending balance	$70,972	$43,058

As of June 30, 2021 and December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 75% non-controlling member interest in Lake Ellenor, LLC, whose activities are carried out through the following wholly-owned asset: Enclave at Lake Ellenor, a garden-style multifamily complex in Orlando, FL.

(2)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(3)	Acquired in 2018, a 38% non-controlling member interest in 100 SR-RSE JV, LLC, whose activities are carried out through the following wholly-owned asset: The Mark Apartments, a multifamily complex in Alexandria, VA.

(4)	Acquired in 2018, a 26.5% non-controlling member interest in Verse JV LP, whose activities are carried out through the following wholly-owned asset: Verse at Royal Palm Beach, a multifamily complex in Royal Palm Beach, FL.

(5)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(6)	Acquired in 2019, an 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC.

(7)

Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

(8)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Enclave at Lake Ellenor, LLC As of June 30, 2021	Fundrise Insight Two LLC As of June 30, 2021	100 SR-RSE JV, LLC As of June 30, 2021	Verse JV LP As of June 30, 2021
Real estate assets, net	$31,053	$18,466	$52,850	$44,431
Other assets	1,062	2,544	695	2,351
Total assets	$32,115	$21,010	$53,545	$46,782

Mortgage notes payable	$27,150	$15,509	$30,542	$30,991
Other liabilities	522	183	434	544
Equity	4,443	5,318	22,569	15,247
Total liabilities and equity	$32,115	$21,010	$53,545	$46,782
Company's equity investment, net	$3,595	$3,755	$9,667	$3,902

Condensed balance sheet information (continued):	Mezza JV LP As of June 30, 2021	Hampton Station Holdings, LLC As of June 30, 2021	National Lending, LLC As of June 30, 2021	Fundrise Industrial JV 1, LLC As of June 30, 2021
Real estate assets, net	$58,201	$5,763	$-	$34,044
Other assets	1,728	1,350	62,995	1,559
Total assets	$59,929	$7,113	$62,995	$35,603

Mortgage notes payable	$39,655	$4,750	$-	$-
Other liabilities	797	242	3	582
Equity	19,477	2,121	62,992	35,021
Total liabilities and equity	$59,929	$7,113	$62,995	$35,603
Company's equity investment, net	$10,999	$4,963	$6,074	$28,017

Condensed income statement information:	Enclave at Lake Ellenor, LLC For the Six Months Ended June 30, 2021	Fundrise Insight Two LLC For the Six Months Ended June 30, 2021	100 SR-RSE JV, LLC For the Six Months Ended June 30, 2021	Verse JV LP For the Six Months Ended June 30, 2021
Total revenue	$2,505	$1,175	$1,852	$2,077
Total expenses	2,010	1,057	978	2,112
Net income (loss)	$495	$118	$874	$(35)
Company’s equity in income (loss)	$372	$112	$-	$(9)

Condensed income statement information (continued):	Mezza JV LP For the Six Months Ended June 30, 2021	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2021	National Lending, LLC For the Six Months Ended June 30, 2021	Fundrise Industrial JV 1, LLC For the Period from June 4, 2021(Inception) to June 30, 2021
Total revenue	$3,379	$315	$588	$116
Total expenses	3,210	441	21	105
Net income (loss)	$169	$(126)	$567	$11
Company’s equity in income (loss)	$97	$(119)	$55	$9

As of December 31, 2020 and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Enclave at Lake Ellenor, LLC As of December 31, 2020	Fundrise Insight Two LLC As of December 31, 2020	100 SR-RSE JV, LLC As of December 31, 2020	Verse JV LP As of December 31, 2020
Real estate assets, net	$31,264	$19,122	$49,796	$44,991
Other assets	623	484	3,302	518
Total assets	$31,887	$19,606	$53,098	$45,509

Mortgage notes payable	$27,150	$15,398	$29,683	$27,911
Other liabilities	215	173	373	171
Equity	4,522	4,035	23,042	17,427
Total liabilities and equity	$31,887	$19,606	$53,098	$45,509
Company's equity investment, net	$3,462	$3,833	$10,037	$4,479

Condensed balance sheet information (continued):	Mezza JV LP As of December 31, 2020	Hampton Station Holdings, LLC As of December 31, 2020	National Lending, LLC As of December 31, 2020
Real estate assets, net	$58,476	$9,419	$-
Other assets	994	469	52,950
Total assets	$59,470	$9,888	$52,950

Mortgage notes payable	$39,303	$4,199	$-
Other liabilities	384	308	-
Equity	19,783	5,381	52,950
Total liabilities and equity	$59,470	$9,888	$52,950
Company's equity investment, net	$11,473	$4,761	$5,013

Condensed income statement information:	Enclave at Lake Ellenor, LLC For the Six Months Ended June 30, 2020	Fundrise Insight Two LLC For the Six Months Ended June 30, 2020	100 SR-RSE JV, LLC For the Six Months Ended June 30, 2020	Verse JV LP For the Six Months Ended June 30, 2020
Total revenue	$2,194	$1,126	$1,934	$1,937
Total expenses	2,165	1,104	1,789	1,925
Net income (loss)	$29	$22	$145	$12
Company’s equity in income (loss)	$23	$22	$-	$3

Condensed income statement information (continued):	Mezza JV LP For the Six Months Ended June 30, 2020	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$3,040	$294	$311
Total expenses	2,837	461	14
Net income (loss)	$203	$(167)	$297
Company's equity in income (loss)	$117	$(158)	$28

5.	Investments in Real Estate Held for Improvement

As of June 30, 2021 and December 31, 2020, we had one investment in real estate held for improvement.

The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020
Land	$15,094	$15,094
Work in progress	2,330	841
Total investment in real estate held for improvement	$17,424	$15,935

As of June 30, 2021 and December 31, 2020, real estate held for improvement included capitalized transaction costs of approximately $243,000, which includes acquisition fees paid to the Sponsor of approximately $155,000.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2021 and the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$344		01/28/2021	$344	04/13/2021
March 1, 2021 through March 31, 2021	0.0013698630	425		02/25/2021	425	04/13/2021
April 1, 2021 through April 30, 2021	0.0013698630	399		03/30/2021	-	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	330		04/29/2021	-	07/13/2021
June 1, 2021 through June 30, 2021	0.0013698630	399		05/28/2021	-	07/13/2021
July 1, 2021 through July 31, 2021	0.0014383562	419	(2)	06/29/2021	-	10/21/2021
Total		$2,316	(1)		$769

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0019863014	$524		01/29/2020	$524	04/09/2020
March 1, 2020 through March 31, 2020	0.0023287671	646		02/26/2020	646	04/09/2020
April 1, 2020 through April 30, 2020	0.0013698630	369		03/30/2020	369	07/09/2020
May 1, 2020 through May 31, 2020	0.0006849315	191		04/29/2020	191	07/09/2020
June 1, 2020 through June 30, 2020	0.0000000000	-		N/A	-	N/A
July 1, 2020 through July 31, 2020	0.0013698630	373		06/29/2020	373	10/08/2020
August 1, 2020 through August 31, 2020	0.0016438356	480		06/29/2020	480	10/08/2020
September 1, 2020 through October 1, 2020	0.0017808219	549		06/29/2020	549	10/08/2020
October 2, 2020 through October 31, 2020	0.0015068493	477		06/29/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0016438356	501		06/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0016438356	519		06/29/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0012328767	374	(3)	06/29/2020	-	04/13/2021
Total		$5,003	(1)		$3,132

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the six months ended June 30, 2021 and the year ended December 31, 2020, total distributions declared to third parties were approximately $2,000 and $5,000, respectively.

(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2021 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2021.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2020 consolidated financial statements. This amount was subsequently determined to be approximately $380,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, notes payable, and real estate debt investments. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of June 30, 2021 and December 30, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest received in kind, was approximately $19.7 million and $26.9 million, respectively, and the aggregate fair value approximates carrying value. The aggregate fair value of our real estate debt investments including interest received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 12% to 13%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $7,000 and $9,000 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $3,000 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until December 31, 2017 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2021 and 2020, we have incurred asset management fees of approximately $514,000 and $402,000, respectively. As of June 30, 2021 and December 31, 2020, approximately $255,000 of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020 the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2021 and 2020, no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2021 and December 31, 2020, no disposition fees were payable to the Manager. For the six months ended June 30, 2021 and 2020, no disposition fees were incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and 2020, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $22,000 and $9,000 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $8,000 and $2,000 were due and payable, respectively.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Acquisition fees incurred and paid to the Sponsor	$-	$155
Total	$-	$155

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $5.9 million and $4.9 million for an 9.6% and an 9.5% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the six months ended June 30, 2021, the Company entered into two separate promissory notes with National Lending. The first note was issued on June 3, 2021 in the principal amount of $17.0 million and the second note was issued on June 30, 2021 in the principal amount of $3.0 million. The promissory notes each bear a 3.5% interest rate. The promissory notes are to mature one year from the date of issuance. The Company incurred approximately $47,000 in related interest expense during the six months ended June 30, 2021. As of June 30, 2021, the Company had outstanding accrued interest of approximately $47,000 due to National Lending.

During the year ended December 31, 2020, the Company entered into three separate promissory notes with National Lending. The first note was issued on January 15, 2020 in the principal amount of $13.0 million, the second note was issued on April 8, 2020 in the principal amount of $2.0 million, and the third note was issued on June 29, 2020 in the principal amount of $6.6 million. The first promissory note bore a 3% interest rate, and the second and third promissory notes bore a 1% interest rate. All three promissory notes were to mature one year from the date of issuance. The Company incurred approximately $17,000 in related interest expense and approximately $85,000 in capitalized interest related to real estate held for improvement during the year ended December 31, 2020. As of December 31, 2020, the Company has repaid all cumulative outstanding principal and interest in full on these promissory notes.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by the Independent Representative.

For the six months ended June 30, 2021 and 2020, the Company incurred interest expense of approximately $1,000 and $0 due to NCRET, respectively. As of June 30, 2021 and December 31, 2020, the Company had interest payable of $0 and $1,000, respectively, on the promissory note. As of June 30, 2021, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 22, 2021, for potential recognition or disclosure.

Offering

The Company qualified approximately $53.8 million of shares on July 22, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of September 22, 2021, we had raised total gross offering proceeds of approximately $142.1 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 13,056,000 of our common shares.

Principal Repayments

As of September 22, 2021, the Company received full repayments for three real estate debt investments, including outstanding principal and interest, in the amount of approximately $20.1 million.

New Investments

As of September 22, 2021, equity partners have contributed and distributed additional funds in the amount of approximately $385,000 and $140,000, respectively.

Additional Contribution to National Lending, LLC

On July 15, 2021, the Company made approximately $82,000 in additional contributions to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $6.0 million, which is equivalent to approximately 9.0% ownership in National Lending as of July 15, 2021.

Payoff of Promissory Notes from National Lending

On September 9, 2021, the Company fully repaid National Lending for two existing promissory notes in the amount of approximately $10.2 million, including approximately $152,000 of accrued interest.

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 22, 2021.

Fundrise East Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 22, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 22, 2021
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)